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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

eTelecare Global Solutions, Inc.
(Name of Issuer)
Common Shares, Ph2.00 par value
(Title of Class of Securities)
29759R102
(CUSIP Number)
A. SORIANO CORPORATION
Joshua L. Castro
7th Floor, Pacific Star Building,
Sen. Gil J. Puyat Avenue corner Makati Avenue
Tel. No.: (632) 819-0251
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS A. Soriano Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Philippines

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed on October 1, 2008 (the “Schedule 13D”) by A. Soriano Corporation (“Anscor”), relating to its beneficial ownership of the common shares, par value PhP2.00 per share (the “Shares”), of eTelecare Global Solutions, Inc., a corporation organized under the laws of the Republic of the Philippines (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment is the final amendment to the Schedule 13D and is an exit filing for Anscor.
Item 4. Purpose of Transaction
Item 4 is hereby amended by adding the following as the second to last paragraph thereof:
On December 11, 2008, BidCo completed the Offer to purchase all of the Issuer’s outstanding Shares. Anscor tendered 1,913,156 Shares pursuant to the Offer as described below in Item 5(c).
Item 5. Interest in Securities of the Issuer
Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended in their entirety to read as follows:
(a) 0
(b) 0
(c) In the last sixty (60) days, Anscor’s sole transaction in the Shares consisted of tendering Shares to BidCo pursuant to the Offer as follows:

Date of Transaction	Purchase or Sale	Number of Shares

December 11, 2008	Sale	1,913,156
(e) As a result of the Shares sold by Anscor in the Offer, effective as of December 11, 2008, Anscor is no longer the beneficial owner of more than 5.0% of the Shares. Accordingly, this Amendment is the final amendment to the Schedule 13D and is an exit filing for Anscor.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 16, 2008
A. SORIANO CORPORATION
/s/ Joshua L. Castro
Signature
Joshua L. Castro
Corporate Information Officer
(Name/Title)